UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒    SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐   SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2019

Fig Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4949 SW Macadam Ave, Suite 60, Portland, OR 97239

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (415) 689-5789

FIG PUBLISHING, INC.

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended September 30, 2018. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the Securities and Exchange Commission, or SEC, on January 11, 2019 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) our reliance on a single distributor for sales and content discovery; (4) markets for our products and services; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) our ability to continue to source and finance video games (10) our tax status; (11) national, international and local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; and (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the Company” mean Fig Publishing, Inc. and its consolidated entities, and all references to our “Parent” refer to Loose Tooth Industries, Inc., which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowdpublisher of video games. We identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from, sales of video games developed by third-party video game developers with whom we enter into publishing agreements.

We work with video game developers through all phases of a game’s development, from funding the development to supporting the game’s commercial release. Initially, we work to identify and source game development projects that we believe are likely to be a commercial success and that we, frequently in cooperation with others, will be able to fund the development of. We then work with the developer to create a crowdpublishing campaign, which we host on our Parent’s website and platform, Fig.co. Each campaign has a fundraising goal, and if the goal is reached we agree to fund and publish the game. In order to finance our operations, in part, we sell securities with returns tied to our revenue from a specific game, which we call Fig Game Shares, in both public and private offerings. We count sales and reservations of securities related to a game towards a campaign’s fundraising goal. Following the campaign, we work with a developer while they develop the game, taking a lighter touch compared to traditional publishers and allowing the developer creative freedom. When the game is ready for commercial launch we publicize the game and work with the developer and co-publishers to distribute and sell the game.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., our Parent. We rely substantially on our Parent for support in the conduct of our business. We have only recently begun to recognize limited revenue from our operations and we have little operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent under the Cost Sharing Agreement, which is described in more detail in “Business- Cost Sharing Agreement with Our Parent” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the SEC, on January 11, 2019. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services, as well as services relating to information technology support, distribution rights management, facilities, human resources, tax planning, administration, accounting, treasury and insurance. The services of our executive management and other personnel are currently performed by employees and principals of our Parent, and the costs of such services are allocated between us and our Parent pursuant to the Cost Sharing Agreement. We also have a tax sharing agreement with our Parent, which requires us to calculate an income tax provision and deferred income tax balances and make a tax payment to our Parent equal to our tax liability/(benefit) as if we filed our own separate tax return.

To mitigate the risk that our Parent may be unable to provide us with financing necessary to continue our operations, we have begun reviewing strategic alternatives, including reducing new game campaigns and other game publishing activities; reducing employee headcount; seeking joint ventures or mergers with other businesses; and considering disposals of assets or businesses. In pursuing any such strategic alternatives, we would seek to continue operating, or have others operate, the portion of our business dedicated to collecting our revenue shares from sales of published games and paying dividends on our outstanding Fig Game Shares and other dividend-paying securities.

The condensed financial statements included in this report as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make our interim financial statements not misleading have been included.

Results of Operations

In September 2016, the offering circular for our first public offering of Fig Game Shares, relating to the game Psychonauts 2, was qualified by the SEC, which was an important milestone in the expansion of our operations and the execution of our business model. In July 2017, our first game was released, Kingdoms and Castles, marking another important milestone. Since then we have entered into additional video game publishing agreements with developers, expanded our crowdpublishing campaigns and released additional games. In May 2018, we achieved another important milestone with the commercial launch of Pillars of Eternity II , our largest game to date .

We incurred a net income of $839,000 during the six months ended March 31, 2019, compared to a net loss of $1.4 million during the six months ended March 31, 2018. This decrease in net loss was a result of decreased game development expenses of $523,000, decreased general and administrative expenses of $0.3 million, and an increase in revenue of $1.4 million.

For the six months ended March 31, 2019 we recognized revenue of $1.4 million, consisting of revenue from the sales of video games, compared to $91,000 for the six months ended March 31, 2018. General and administrative expenses were $0.6 million and $0.9 million for the six months ended March 31, 2019 and 2018, respectively. This decrease in general and administrative expenses of $0.3 million was principally due to a $0.1 million decrease in marketing and publishing expenses and a $0.2 million decrease in payroll expenses due to decreased headcount.

During the six months ended March 31, 2019 and 2018, we incurred game development expenses of $47,000 and $0.6 million, respectively.

We expect to incur ongoing expenses as a result of being a public reporting company under the rules applicable to companies that have conducted Regulation A offerings (for legal, financial reporting, accounting and auditing compliance). We expect to incur increasing expenses for our business operations, business development and other general corporate expenses, as our business continues to grow. In addition, we anticipate that our aggregate legal and other offering costs will increase as we focus on larger offerings of Fig Game Shares, although our costs per individual offering may continue to decrease on average.

Our Parent’s employees provide services to us, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in Portland, Oregon.

See Note 3 to our unaudited condensed consolidated financial statements for our basis of presentation.

Liquidity and Capital Resources of the Company

We have incurred net losses since our inception. As of March 31, 2019, we had an accumulated deficit of $8.8 million and we expect to incur additional losses in the future. To date, we have generated only limited revenue, and we may never achieve revenue sufficient to offset our expenses.

To date, we have relied on our Parent for liquidity and capital resources, and on issuances of Fig Game Shares and membership interests in limited liability companies in which we are the managing member, which we call LLC Units. In January 2017, our Parent announced that it raised $7.8 million through the private issuance of new Series A preferred securities of its own. Our Parent has used a substantial majority of these proceeds in support of our business and operations, including by contributing some of the proceeds to us and using some to pay compensation to our personnel under the Cost Sharing Agreement. In February 2018, our Parent raised an additional $2.55 million through a private placement, and it is our understanding that our Parent intends to continue to use these proceeds to support our business and operations. To mitigate the risk that our Parent may be unable to provide us with financing necessary to continue our operations, we have begun reviewing strategic alternatives.

From our inception on October 8, 2015 through March 31, 2019, we have been financed by $2.7 million in cash transfers from our Parent and $4.2 million in net proceeds from issuances of Fig Game Shares and LLC Units.

As of March 31, 2019 and September 30, 2018, we had approximately $0.5 million and $0.4 million, respectively, in cash. Our primary uses of cash are for legal, accounting, and publishing consultants, game development advances, and marketing for both our crowdpublishing campaigns and the games when they are released.

Net cash provided by (used) in operating activities during the six months ended March 31, 2019 and 2018 was approximately $0.3 million and $(2.2) million, respectively. Net cash provided by operations during the six months ended March 31, 2019 consisted of changes in operating assets and liabilities of $0.8 million and a net income of $0.8 million, of which $0.4 million were expenses contributed by our Parent. Net cash used in operations during the six months ended March 31, 2018 primarily consisted of a development payment of $1.4 million that was previously accrued and a net loss of $1.4 million, of which $0.6 million were expenses contributed by our Parent.

Net cash (used) in provided by financing activities during the same periods was approximately $(0.2) million and $0.5 million, respectively.  Financing activities during the six months ended March 31, 2019 consisted of $0.1 million from the issuance of Fig Game Shares, offset by revenue share distribution payments totaling $0.3 million to LLC Unit holders. Financing activities during the six months ended March 31, 2018 consisted of $0.6 million from the issuance of Fig Game Shares, offset by revenue share distribution payments totaling $0.1 million to LLC Unit holders.

As of March 31, 2019, we had an accumulated deficit of $8.8 million since our inception, of which approximately $5.1 million were game development expenses. As further disclosed below, on September 30, 2016, we and our Parent jointly entered into a loan and security agreement (the “Loan and Security Agreement”) with Silicon Valley Bank, under which we and our Parent, individually and collectively, can borrow up to an aggregate of $1.0 million, all or substantially all of which is intended to be used in support of our business. As of March 31, 2019, borrowings of $150,000 are outstanding under the Loan and Security Agreement. Principal repayments by the Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate commenced April 1, 2017.

For the fiscal year ending September 30, 2019, we expect our revenue to increase as we release more video games that we have licensed for publication, including higher budget games, such as Phoenix Point. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the future. As a result, there is substantial doubt that we will be able to satisfy our liquidity needs over the 12 months ending September 30, 2019, and we will need additional financing, including from our Parent if available, to continue our operations over that period.

Our Parent’s employees provide services to us, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in Portland, Oregon.

Loan and Security Agreement with Silicon Valley Bank

On September 30, 2016, we and our Parent jointly entered into the Loan and Security Agreement with Silicon Valley Bank (“SVB”), under which we and our Parent, individually and collectively, can, subject to the terms and conditions of the Loan and Security Agreement, borrow up to an aggregate of $1.0 million from SVB for use as working capital and for general business purposes. It is our intention, as well as our Parent’s intention, that all or substantially all of the borrowed amounts be used in support of our business. In October 2016 and December 2016, our Parent borrowed $750,000 and $250,000, respectively, and repaid $250,000 to SVB in December 2016. Principal repayments by our Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate, commenced April 1, 2017. As of March 31, 2019, borrowings of $150,000 are outstanding and recognized on our Parent’s financial statements. Outstanding advances are repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all of our and our Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on us and our Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non-affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the Loan and Security Agreement. In connection with the Loan and Security Agreement, our Parent issued to SVB a ten-year warrant to purchase 104,529 shares of our Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions.

The foregoing is only a summary of the loan and security agreement, and is qualified in its entirety by reference to the agreement itself.

We and our Parent are jointly and severally liable under the Loan and Security Agreement. We have agreed with our Parent that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for our direct benefit, in such amounts, at such times and under such terms as determined by us.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had minimal revenue and significant losses. Accordingly, we have depended on our Parent and sales of Fig Game Shares to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our consolidated financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Contractual Commitments

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent. We will continue to operate under the Cost Sharing Agreement, pursuant to which our Parent and we agree to share costs of the support and services provided by our Parent. See “Business-Cost Sharing Agreement with Our Parent” in our Annual Statement on Form 1-K (File No. 24R-00037), which was filed with the SEC, on January 11, 2019.

We are not committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of distributors’ and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Game Shares Allotment Percentage; and pay a specified portion of the Fig Game Shares allotment to the holders of the associated Fig Game Shares, in the form of dividends, subject to our dividend policy.

The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Game Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table.

Sharing of Sales Receipts by Game

For Six Months Ended March 31, 2019 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share (3)	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares (4)
Psychonauts 2	$0	$0	$0	$0	70%	$0
Pillars of Eternity II: Deadfire	$284,441	$0	$284,441	$284,441	85%	$240,207
Phoenix Point	$1,121,250	$0	$1,121,250	$1,121,250	85%	$913,987
Wasteland 3	$0	$0	$0	$0	70%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Amounts are included in licensed game revenue share in our accompanying consolidated statement of operations for the six months ended March 31, 2019. The difference between the total of these amounts as shown above and the total licensed game revenue share shown in our accompanying consolidated statement of operations for the six months ended March 31, 2019 represents revenue share from licensed games whose development and publishing efforts were not financed in part by the issuance of Fig Game Shares in Regulation A offerings.

(4)	Includes application of the dividend rate and the applicable Allocation Percentage for such shares. Dividend amounts are included in dividends payable to preferred stock holders in our accompanying consolidated balance sheet as of March 31, 2019. The difference between the total of these amounts as shown above and the total dividends payable to preferred stock holders shown in our accompanying consolidated balance sheet as of March 31, 2019 represents dividends payable in respect of Fig securities that were not issued in Regulation A offerings.

The table below sets forth the attribution of assets and liabilities by game for each of our principal games as of the date of the table.

Allocation of Assets and Liabilities by Game

As of March 31, 2019 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)	License Agreement Liabilities (5)	Other Liabilities (6)	Net Equity (7)
Psychonauts 2	$0	$0	$0	$0	$0
Pillars of Eternity II: Deadfire	$284,441	$0	$0	$0	$284,441
Phoenix Point	$1,121,250	$0	$0	$0	$1,121,250
Wasteland 3	$0	$0	$0	$0	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games, however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by us under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

Item 3.	Financial Statements.

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	September 30, 2018

ASSETS
Current assets:
Cash	$462,271	$369,485
Accounts receivable	1,189,487	351,391
Prepaid expenses	1,500	28,060
Total current assets	1,653,258	748,936

Total assets	$1,653,258	$748,936

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$26,143	$110,925
Accrued other expenses	23,165	28,507
Dividends payable to preferred stock holders	1,109,255	298,404
Distributions payable to LLC Unit holders	18,215	17,545
Total current liabilities	1,176,778	455,381

Commitments and Contingencies (see Note 9)

Stockholder’s equity (See Note 8):
Preferred stock, $0.0001 par value; 100,000 shares authorized; 5,148 and 5,096 shares issued and outstanding as of March 31, 2019 and September 30, 2018, respectively	-	-
Common stock, $0.0001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding as of March 31, 2019 and September 30, 2018	-	-
Additional paid-in capital	9,274,170	9,933,150
Stock subscription receivable	(520)	(4,363)
Accumulated deficit	(8,776,410)	(9,614,478)
Noncontrolling interest in consolidated entities	(20,760)	(20,754)
Total stockholder’s equity	476,480	293,555
Total liabilities and stockholder’s equity	$1,653,258	$748,936

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended March 31,
	2019	2018

Revenue:
Licensed game revenue	$1,442,403	$90,512
Total revenue	1,442,403	$90,512

Operating expenses:
General and administrative	556,376	932,587
Game development	47,295	570,150
Total operating expenses	603,671	1,502,737

Net income (loss)	$838,732	$(1,412,225)

Net income attributable to non-controlling interests	$664	$63,349

Net income (loss) attributable to controlling interest	$838,068	$(1,475,574)

Preferred stock dividends	1,106,021	-

Net loss attributable to controlling interest after preferred stock dividends	$(267,952)	$(1,475,574)

Weighted average shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net loss per share attributable to controlling interest	$(267.95)	$(1,475.57)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

	Preferred Stock		Common Stock		Additional Paid-in	Stock Subscription	Accumulated	Non controlling	Total Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Interest	Equity
Balance - September 30, 2018	5,096	$-	1,000	$-	$9,933,150	$(4,363)	$(9,614,478)	$(20,754)	$293,555
Issuance of preferred stock	52	-	-	-	52,000	3,843	-	-	55,843
Stock based compensation contributed by Parent	-	-	-	-	11,778	-	-	-	11,778
Other contributions by Parent	-	-	-	-	383,263	-	-	-	383,263
Dividends accrued to Fig Game Share holders					(1,106,021)				(1,106,021)
Distributions to LLC Unit holders	-	-	-	-	-	-	-	(670)	(670)
Net income	-	-	-	-	-	-	838,068	664	838,068
Balance – March 31, 2019	5,148	$-	1,000	$-	$9,274,170	$(520)	$(8,776,410)	$(20,760)	$476,480

	Preferred Stock		Common Stock		Additional Paid-in	Stock Subscription	Accumulated	Non controlling	Total Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Interest	Equity
Balance - September 30, 2017	4,227	$-	1,000	$-	$8,137,602	$(86,394)	$(7,597,743)	$(21,557)	$431,908
Issuance of preferred stock, net of offering costs of $2,800	743	-	-	-	490,200	86,394	-	-	576,594
Stock based compensation contributed by Parent	-	-	-	-	27,327	-	-	-	27,327
Other contributions by Parent	-	-	-	-	600,570	-	-	-	600,570
Distributions to LLC Unit holders	-	-	-	-	-	-	-	(62,549)	(62,549)
Net loss	-	-	-	-	-	-	(1,475,574)	63,349	(1,412,225)
Balance – March 31, 2018	4,970	$-	1,000	$-	$9,255,699	$-	$(9,073,317)	$(20,757)	$161,625

The accompanying notes are an integral part of these consolidated financial statements.

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2019	2018

Cash Flows From Operating Activities:
Net income (loss)	$838,732	$(1,412,225)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock based compensation allocated by Parent	11,778	27,327
Other expenses allocated by Parent	383,263	600,570
Changes in operating assets and liabilities:
Accounts receivable	(838,096)	22,033
Prepaid expenses	26,560	8,997
Accounts payable	(84,782)	14,643
Accrued game development expenses	-	(1,401,850)
Other current liabilities	(5,342)	(15,797)
Net cash provided by (used in) operating activities	332,113	(2,156,302)

Cash Flows From Financing Activities:
Proceeds received from issuance of preferred game shares	55,843	576,894
Payment of offering costs	-	(6,240)
Distribution payments to LLC Unit holders	(295,170)	(85,452
Net cash (used in) provided by financing activities	(239,327)	485,202

Net change in cash	92,786	(1,671,100)

Cash:
Beginning	369,485	2,132,710
Ending	$462,271	$461,610

Non-cash activities:
Accrual of dividends due to preferred stock holders	$1,106,021	$-

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (the “Parent”). Fig Publishing, Inc. is an early-stage entity and has relied significantly on its Parent for support in the conduct of business since its inception. Its Parent was formed on October 27, 2014 but its operations did not commence until April 2015. In June 2016, the Company entered into an agreement with the Parent (the “Cost Sharing Agreement”), pursuant to which the Company and the Parent have each agreed to share certain costs pursuant to an allocation policy (See Note 4). References below to the “Company” or “Fig” are to Fig Publishing, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third-party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowdpublishing campaigns on its Parent’s website, Fig.co, an online technology platform to facilitate fundraising for video game development. On Fig.co, investors can purchase securities, in both public and private offerings, which offer returns tied to our revenue from a specific game. The returns are distributed to investors in proportion to their respective holdings.

2. GOING CONCERN

The Company’s condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations. To date, the Company has relied significantly on the Parent for liquidity and capital resources.

Management believes that the Company will incur losses for the foreseeable future and will need equity or debt financing or will need to generate significant revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated balance sheet as of March 31, 2019, and the condensed consolidated statements of operations and cash flows for the six months ended March 31, 2019 and 2018 are unaudited. The interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2018 and its results of operations and cash flows for the six months ended March 31, 2019 and 2018. The financial data and the other financial information contained in these notes to the condensed consolidated financial statements related to the six-month periods are also unaudited.

The results of operations for the six months ended March 31, 2019 are not necessarily indicative of the results to be expected for the year ending September 30, 2019 or for any other future annual or interim period. These condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-K, most recently filed with the SEC on January 11, 2019.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Fig Publishing, Inc. and those variable interest entities where the Company has a controlling financial interest, which include Fig Small Batch, LLC, a Delaware series limited liability company, and Fig WL3, LLC, a Delaware limited liability company. All intercompany transactions have been eliminated. Noncontrolling interests in consolidated variable interest entities are reflected within stockholders’ equity on the Company’s unaudited condensed consolidated balance sheets.

Variable Interest Entities

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”). Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently, (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity and (iii) the legal entity is structured with substantive voting rights. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company’s significant estimates are related to share-based compensation, expense allocations, contingencies, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

Accounts Receivable

As of March 31, 2019, all of the Company’s accounts receivable are licensed game revenues due from developers. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence. As of March 31, 2019, no allowance was necessary for uncollectible accounts and most of the accounts receivable have been collected subsequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. For purposes of the consolidated financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent. The Company has a tax sharing agreement with its Parent to equitably allocate income tax outcomes.

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the six months ended March 31, 2019 and 2018. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Fair Value Measurement

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2019 and September 30, 2018 the recorded values of receivables, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock Based Compensation

The Parent’s employees provide services to Fig, and the allocation of stock-based compensation expense and payroll expense for such employees is set forth in the Cost Sharing Agreement. Fig expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards granted by the Parent. The assumptions the Parent used in calculating the fair value of stock-based awards represent their best estimates and involve inherent uncertainties and the application of its judgment. As it relates to any modifications made of previously outstanding awards, the Parent accounts for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards and allocates the incremental cost to Fig accordingly. The incremental compensation cost is the excess of the fair value-based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification.

The Parent may also grant stock options or warrants to purchase its common stock to non-employees for acquiring goods or providing services that benefit Fig. The Parent recognizes stock-based compensation at fair value when the goods are obtained or over the service period, which is generally the vesting period, and allocates a portion of the expense to Fig based on the terms of the cost sharing agreement. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and, to a lesser extent, through the provision of marketing services. The Company recognizes revenue upon the satisfaction of performance obligations, which occurs upon the sale of the video game on the storefront or by a distributor.

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2014-09, as amended (“ASU 2014-09”), on January 1, 2018 using the modified retrospective approach, and prior period amounts were not restated. There was no impact on the Company’s financial statements as a result of adopting this new standard for periods prior to October 1, 2018 because the Company enters into sales-based license contracts, and therefore, recognizes its revenue share upon the sale of the video game on the storefront or by a distributor. There was no impact on the Company’s financial statements as a result of adopting this new standard for periods prior to October 1, 2018.

Licensed game revenue

The Company licenses video games from third party developers on a non-exclusive basis. Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Games licensed with the developer are sold via digital channel storefronts. The storefront is responsible for delivery/fulfillment of the game, cash collection, and refunds to the end customer. The storefront will remit cash receipts net of refunds, value added taxes, and its distribution fee to the Company or the developer. The net receipts are then allocated between the Company and the developer in the proportions specified in the license agreement. Since the Company does not act as the primary obligor in the sale to the end customer, the Company reports revenue related to these arrangements net of the fees retained by the storefront and net of the developer’s revenue share. The Company generally requires payment from developers or distributors within 30 to 90 days from the period’s sales.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Game Development Expenses

Pursuant to the Company’s publishing license agreements with developers, once a campaign has reached its fundraising goal, the Company is committed to funding the development of and publishing the game. Costs related to design and development of a video game are expensed when the Company can reasonably estimate the amount of Fig Funds to be provided to the developer in connection with campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowdpublishing campaign, and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game.

The Company’s license agreements with some developers include minimum guaranteed Fig Funds. These minimum amounts are accrued when the campaign goals are met pursuant to the license agreement. Fig Funds are released to the developer shortly after the related securities offering is closed or in various amounts over time to fund the development of the game until it is ready for commercial launch.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

Recently Adopted Accounting Standard

During May 2014, the FASB issued ASU 2014-09 (Topic 606), “Revenue from Contracts with Customers,” as amended by ASU 2015-14, 2016-08, 2016-10, and 2016-12, which provides new guidance on the recognition of revenue and states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under this new standard, the Company recognizes revenue from licensing agreements by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Effective October 1, 2018, the Company adopted the new standard. For the comparative periods, revenue has not been adjusted and continues to be reported under Accounting Standards Codification 605. There was no impact on the Company’s financial statements as a result of adopting this new standard for periods prior to October 1, 2018 because the Company enters into sales-based license contracts, and therefore, recognizes its revenue share upon the sale of the video game on the storefront or by a distributor.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting,” which clarified when to account for a change to the terms or conditions of a share-based payment award as a modification. Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or condition. This update is effective for all entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Effective October 1, 2018, the Company adopted ASU 2017-09 without a material impact on its consolidated financial statements.

Recently Issued Accounting Standards

In June 2018, the FASB issued ASU 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This update is effective for fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not anticipate that the adoption will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement.” This update changes the fair value measurement disclosure requirements. It summarizes the key provisions including the new, eliminated, and modified disclosure requirements. This update is effective for the Company beginning in the first quarter of fiscal year 2021. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this new standard on its consolidated financial statements and related disclosures.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ASSUMPTIONS AND ALLOCATIONS

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with the Parent. Certain expenses incurred by the Company to date were paid by the Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Parent allocated (i) 50% of the salary of the Chief Executive Officer, Mr. Justin Bailey, to Fig; (ii) 100% of the salary of the Chief Operating Officer, Mr. Jonathan Chan, to Fig and (iii) 50% to 100% of the salaries of supporting staff to Fig, as determined by each employee’s role and responsibilities. As the Parent provides Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Parent and 50% to the Company. The Company also has a tax sharing agreement with the Parent, which requires the Company to calculate an income tax provision and deferred income tax balances and make a tax payment to the Parent equal to its tax liability/(benefit) as if the Company filed its own separate tax return.

The Cost Sharing Agreement is effective through December 31, 2018, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. On December 31, 2018, the Cost Sharing Agreement was renewed for another successive year.

Certain of the Company’s expenses for the six months ended March 31, 2019 and 2018, including executive compensation, have been allocated by management between the Company and the Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation in accordance with the Cost Sharing Agreement between the Company and the Parent. Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company. In addition, the Parent paid for certain expenses on the Company’s behalf as contribution to capital.

The following table summarizes expenses included in the accounting records of the Parent allocated by management to the operations of the Company and the Company’s expenses paid by the Parent as contribution to capital:

	For the Six Months Ended March 31,
	2019	2018

Contributed General and Administrative (G&A) Expenses:
Salaries and benefits	$308,480	$493,800
Occupancy	12,476	31,936
Professional fees	26,395	17,123
Stock based compensation	11,778	27,327
Marketing and promotion	581	7,834
Travel expense	7,249	20,870
Other general and administrative expenses	28,082	29,007
Total Contributed G&A Expenses	$395,041	$627,897

5. NONCONTROLLING INTERESTS

The Company is a managing member of Fig Small Batch, LLC and Fig WL3, LLC, each a Delaware limited liability company. These entities sell LLC Units related to a specified game. Each LLC Unit is a contractual right to share in the economic performance of a specific video game license agreement that the Company has entered into with a third-party video game developer. From the portion of Fig’s revenue share allocated to holders of LLC Units, the Company is obligated to distribute out a specified percentage to those holders, subject to applicable law. The specific revenue sharing and distribution details for each LLC series, and the terms of the associated publishing license agreement, are specified in the offering disclosure document associated with the sale of that LLC series.

As of March 31, 2019, Fig Small Batch, LLC had issued 156 LLC Units related to 7 games and Fig WL3, LLC had issued 985 LLC Units related to a single game. These LLC Units were issued during fiscal 2017 for total proceeds of approximately $1.1 million, net of offering costs of approximately $20,000.

For the six months ended March 31, 2019, the LLCs had total net income of $1,000, compared with a total net income of $63,000 for the six months ended March 31, 2018. For the six months ended March 31, 2019, the LLCs recognized licensed game revenue share of $1,000 from game sales. For the six months ended March 31, 2018, the LLCs recognized licensed game revenue share of $63,000 primarily from game sales of Kingdoms and Castles. In November 2017, the developer of Kingdoms and Castles agreed to make a one-time non-refundable lump sum payment to Fig of approximately $81,000, which constituted the remaining possible Fig revenue share under the license agreement. Upon receipt of the payment from the developer in November, the license agreement was terminated and the Company made a final distribution payout of $78,000 to holders of Kingdoms and Castles LLC Units.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. LOAN AGREEMENT

Effective September 30, 2016, the Company and the Parent jointly entered into a loan and security agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”) to borrow up to $1.0 million, all or substantially all of which is intended to be used in support of Fig’s business. In October 2016 and December 2016, the Parent withdrew $750,000 and $250,000, respectively, from such loan and repaid $250,000 of the loan to SVB in December 2016. Repayments on the $750,000 loan are due to SVB in thirty (30) equal monthly installments of $25,000 per month commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. As of March 31, 2019, borrowings of $150,000 are outstanding on the Parent’s financial statements and will be repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all the Company’s and the Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on the Company and the Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non- affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the agreement. In connection with the agreement, the Parent issued to SVB a ten-year warrant to purchase 104,529 shares of the Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions.

The Company and the Parent are jointly and severally liable under the Loan and Security Agreement. The Company and the Parent have agreed that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for the direct benefit of Fig, in such amounts, at such times and under such terms as determined by Fig. If the borrowings are made or used other than as specified, the Company will seek recoveries from the Parent. The Parent will bear all of the costs incurred in connection with the Loan and Security Agreement, including the cost associated with the issuance of the warrant, unless otherwise agreed in writing by both parties.

The Company recognizes obligations resulting from the Loan and Security Agreement as the sum of (a) the amount the Company agreed to pay on the basis of its arrangement with its co-obligor (the Parent) and (b) any additional amount the Company expects to pay on behalf of its co-obligor (the Parent). The Company does not expect to repay any outstanding amounts under the loan on behalf of the Parent and therefore has not recorded any liability on its balance sheet. The Parent’s financial statements also reflect the accounting impact from the issuance of the warrant issued to SVB in connection with the Loan and Security Agreement.

7. LICENSE AGREEMENTS

The Company enters into game co-publishing license agreements with third party developers for each crowdpublishing campaign that it hosts on its Parent’s website, Fig.co. These crowdpublishing campaigns allow the developers to raise funds for their games through sales of rewards, and they allow the Company to gauge interest in an offering of Fig Game Shares that would reflect its economic returns as a publisher of the game. A crowdfunding campaign must be successful before the Company will greenlight its publishing of a game.

A campaign is successful if the goals in the license agreements are met through a combination of rewards pledges to developers and Fig Game Share reservations. If a crowdpublishing campaign meets its goal, the developer receives the proceeds of all the rewards pledges directly from a third-party payment processor. Fig is not involved in the payment and fulfillment of rewards pledges. The Company pays to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Funds”). The amount of the Fig Funds is determined by the Company’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowdpublishing campaign, and results of the related securities offering. Historically, Fig Funds has at least equaled the aggregate proceeds from the offering of the associated securities. In exchange for funding the development of the game, the Company receives its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation. If the campaign is not successful, the license agreement terminates and the rewards pledges are not collected.

As of March 31, 2019, 23 crowdpublishing campaigns conducted on Fig.co for games to be published by Fig successfully met their goals, including a crowdpublishing campaign for a game developed by a related party, Double Fine Productions, Inc. (“Double Fine”) whose chief executive officer is a stockholder and board member of the Parent. Pursuant to the associated license agreement, upon closing of the successful campaign, Fig agreed to provide Fig Funds of at least $600,000 to Double Fine of which $435,000 was paid during fiscal 2017 and the remainder was paid in fiscal 2018. Fig recorded this development expense of $600,000 in fiscal year 2017. As of March 31, 2019, the Company has paid all committed Fig Funds to Double Fine.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. STOCKHOLDER’S EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value of $0.0001 per share, which consists of the following designated Fig Game Shares as of March 31, 2019:

Designated Fig Game Shares Preferred Stock
Fig Game Shares - Psy2	6,000 shares
Fig Game Shares - Pillars of Eternity II	2,250 shares
Fig Game Shares - JASB	1,600 shares
Fig Game Shares - Wasteland 3	1,250 shares
Fig Game Shares - CTT	1,200 shares
Fig Game Shares - Phoenix Point	1,000 shares
Fig Game Shares - KnightOut	50 shares
Fig Game Shares - Crazy Justice	50 shares
Fig Game Shares - Bounty Battle	30 shares
Fig Game Shares - Virgo Vs the Zodiac	30 shares
Fig Game Shares - What The Golf	50 shares
Fig Game Shares - Pig Eat Ball	13 shares
Fig Game Shares - Etherborn	29 shares
Fig Game Shares - Xenosis	34 shares
Total	13,586 shares

Common Stock

As of March 31, 2019, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Preferred Stock

As of March 31, 2019 and September 30, 2018, the Company had 5,148 and 5,096 shares of preferred stock, or Fig Game Shares, outstanding, respectively. During the six months ended March 31, 2019, the Company issued 52 Fig Game Shares for total proceeds of $52,000. During the six months ended March 31, 2018, the Company issued 743 Fig Game Shares for total proceeds of $0.5 million, net of offering costs of $6,000.

The Company’s preferred stock are designed to reflect or “track” the economic performance of a particular video game co-publishing license agreement that the Company have entered into with video game developer, rather than the economic performance of the company as a whole.

Holders of Fig Game Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Game Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividends to allot part of its revenue shares to holders of Fig Game Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of liabilities of the Company, holder of Fig Game Shares will be entitled to received (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Dividends to the holders of each series of Fig Game Shares are typically paid every six months in May and November of each year. The aggregate amount accrued for dividends on all series of Fig Game Shares as of March 31, 2019 was approximately $1,106,000. Of this amount, approximately $295,000 was subsequently paid to holders of Fig Game Shares - Pillars of Eternity II in November 2018 pursuant to the terms of their Fig Game Shares- Pillars of Eternity II described in the Company’s amended offering statement on Form 1-A relating to the offer and sale of the Fig Games Shares- Pillars of Eternity II, qualified by the SEC on May 10, 2017.

Stock Based Compensation

The Parent allocated approximately $12,000 and $27,000 of stock based compensation expense to the Company for the six months ended March 31, 2019 and 2018, respectively. In June 2017, the Parent amended the terms of stock options previously granted to employees to allow employees who have been in the continued service of the Company for no less than 2 years the right to an extended exercise period of up to ten years from the date of grant following the termination of their employment.

9. COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the six months ended March 31, 2019 and 2018, of approximately $12,000 and $31,000, respectively, resulted from an allocation of the Parent’s rent expense, in accordance with the Cost Sharing Agreement.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of March 31, 2019 and through the date these financial statements were issued, there were no such matters.

10. SUBSEQUENT EVENTS

On May 28, 2019, the Company made a dividend payment to holders of Fig Game Shares – Pillars of Eternity II totaling approximately $192,000 and made a dividend payment to holders of Fig Game Shares – Phoenix Point totaling approximately $914,000. Dividends to the holders of each series of Fig Game Shares are typically paid every six months in May and November of each year.

Item 4.	Exhibits.

Exhibit No.	Description of Exhibit
2.1.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.3	Amended and Restated Certificate of Designations for Fig Game Shares - PSY2 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.4	Certificate of Designations for Fig Game Shares - Wasteland 3 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.5	Certificate of Designations for Fig Game Shares - CTT (incorporated by reference to Exhibit 3.4 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
2.1.6	Certificate of Designations for Fig Game Shares - Pillars of Eternity II (incorporated by reference to Exhibit 2.1.6 to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
2.1.7	Certificate of Designations for Fig Game Shares - Phoenix Point (incorporated by reference to Exhibit 2 to the Company’s Semiannual Report on Form 1-SA filed on June 29, 2017).
2.1.8	Certificate of Designations for Fig Game Shares - JASB (incorporated by reference to Exhibit 2.1.8 to the Company’s Annual Report on Form 1-K filed on January 19, 2018).
2.1.9	Certificate of Designations for Fig Game Shares - Virgo (incorporated by reference to Exhibit 2.1.9 to the Company’s Annual Report on Form 1-K filed on January 19, 2018).
2.1.10	Certificate of Designations for Fig Game Shares - Bounty Battle (incorporated by reference to Exhibit 2.1.10 to the Company’s Annual Report on Form 1-K filed on January 19, 2018).
2.1.11	Certificate of Designations for Fig Game Shares - KnightOut (incorporated by reference to Exhibit 2.1.11 to the Company’s Annual Report on Form 1-K filed on January 19, 2018).
2.1.12	Certificate of Designations for Fig Game Shares - Crazy Justice (incorporated by reference to Exhibit 2.1.12 to the Company’s Annual Report on Form 1-K filed on January 19, 2018).
2.1.13	Certificate of Designations for Fig Game Shares - What the Golf (incorporated by reference to Exhibit 2.1.13 to the Company’s Semiannual Report on Form 1-SA filed on June 22, 2018)
2.1.14	Certificate of Designations for Fig Game Shares - Pig Eat Ball (incorporated by reference to Exhibit 2.1.14 to the Company’s Semiannual Report on Form 1-SA filed on June 22, 2018)
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
4.1	Form of Subscription Agreement between the Company and Investors in Fig Game Shares - CTT (incorporated by reference to Exhibit 4.1 to Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.1	Amended and Restated License Agreement between Double Fine Productions, Inc. and the Company, executed October 3, 2016, in respect of Psychonauts 2 (incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.1.2	Amended and Restated License Agreement between inXile Entertainment, Inc. and the Company, dated as of March 20, 2017, in respect of Wasteland 3 (incorporated by reference to Exhibit 6.1 the Company’s Current Report on Form 1-U filed on March 23, 2017).
6.1.3	Amended and Restated License Agreement between Dark Rock Industries Limited, Obsidian Entertainment, Inc. and the Company, dated as of April 11, 2017, in respect of Pillars of Eternity II: Deadfire (incorporated by reference to Exhibit 6.3 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.4	License Agreement between Snapshot Games Inc. and the Company, dated as of March 23, 2017, in respect of Phoenix Point (incorporated by reference to Exhibit 6.1.4 to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.5	Amended and Restated Video Game License Agreement between Interdimensional Games Incorporated and the Company, dated as of April 27, 2017, in respect of Consortium: The Tower (incorporated by reference to Exhibit 6.1.5 to Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.2	Cost Sharing Agreement by and between the Company and Loose Tooth Industries, Inc., dated as of June 30, 2016 (incorporated by reference to Exhibit 6.5 to Pre-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.3	Loan and Security Agreement among Silicon Valley Bank, Loose Tooth Industries, Inc. and the Company, dated as of September 30, 2016 (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.4	Fig WL3, LLC Limited Liability Company Operating Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 6.5 to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: July 1, 2019	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Justin Bailey	Date: July 1, 2019
Name: Justin Bailey Title: Sole Director, Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)